Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

February 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Stephen Krikorian, Senior Staff Accountant

Re:	Rubrik, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted September 5, 2023
CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 19, 2023 with respect to Amendment No. 4 to the Company’s draft registration statement on Form S-1, confidentially submitted on September 5, 2023 (the “September 2023 Comments”). The Company is also providing the Staff with an update to comment no. 15 from the comments from the Staff by letter dated November 10, 2022 with respect to the Company’s draft registration statement on Form S-1, initially confidentially submitted on October 14, 2022 (the “Initial Comments” and together with the September 2023 Comments, the “Comments”). Concurrently with the submission of this response letter, the Company is also confidentially submitting Amendment No. 5 to the draft registration statement (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Amendment No. 4 to Registration Statement on Form S-1

Capitalization, page 74

1.

We note your disclosure that you intend to use a portion of the net proceeds you receive from this offering to repay the outstanding balance of your term credit facility. In this regard, please revise your pro forma assumptions to give effect to use a portion of the net proceeds to pay down of your term credit facility.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

February 2, 2024

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 75 of the Amended Draft Registration Statement to reflect that it no longer intends to repay the outstanding balance of its term credit facility in connection with the closing of the proposed offering.

Business, page 124

2.	Please disclose the basis for the following statement that your “… commercial offerings are accompanied by an award-winning customer support experience.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Note 10 – Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24 (F-26)

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response: In response to the Staff’s request to provide updates to this analysis, the Company has set forth below a summary of the equity awards granted from May 1, 2023 through October 31, 2023, including the fair value of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with the Company’s proposed initial public offering (“IPO”)):

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Fair Value per Share for Financial Reporting
June 22, 2023	628,948	$22.92
September 19, 2023	1,410,928	$28.33

As discussed in the Company’s response letters dated August 4, 2023 (the “August 2023 Letter”), June 1, 2023 (the “June 2023 Letter”), and December 9, 2022 (the “December 2022 Letter”), for financial reporting purposes, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

February 2, 2024

Page Three

and computed stock-based compensation expense by linearly interpolating on a daily basis the change between the valuation reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates in which equity awards were granted that would have caused a material change in the fair value of the Class B common stock used for measuring grant date fair values.

The following are the key considerations in determining the value of the Class B common stock at each valuation date:

April 30, 2023 Valuation

In the August 2023 Letter, the Company provided the key considerations in determining the value of the Class B common stock as of April 30, 2023 and concluded the fair value of the Company’s Class B common stock was $21.89 per share.

July 31, 2023 Valuation

During the three months ended July 31, 2023, the Company continued to make progress for a potential IPO, which included the confidential submission of Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1. The Company did not make any changes in the valuation methodology used for the valuation of its Class B common stock as of July 31, 2023 and continued to use the combination of market and income approaches. The Company updated the weighting assigned to the IPO scenario from 65%, which was used in the April 30, 2023 valuation report, to 75% in the July 31, 2023 valuation report to account for the progress made towards the potential IPO. As the Company was approaching the planned IPO date, the Company updated the discount for lack of marketability from 8% used in the April 30, 2023 valuation report to 6% in July 31, 2023 valuation report. During the three months ended July 31, 2023, the transaction prices of secondary sales used for the market approach method slightly declined as compared to the three months ended April 30, 2023. These factors resulted in an overall increase of the fair value of Class B common stock as of July 31, 2023 compared to the fair value as of April 30, 2023. The fair value of the Company’s Class B common stock was determined to be $23.68 per share as of July 31, 2023.

August 31, 2023 Valuation

During the period ended August 31, 2023, the Company continued to make progress for a potential IPO, which included preparing for the confidential submission of Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 at the beginning of September 2023. The Company did not make any changes in the valuation methodology used for the valuation of its Class B common stock as of August 31, 2023 and continued to use the combination of market and income approaches. The Company updated the weighting assigned to the IPO scenario from 75%, which was used in the July 31, 2023 valuation report, to 85% in the August 31, 2023 valuation report to account for the progress made towards the potential IPO. During the period ended August 31, 2023, (i) the transaction prices of secondary sales increased as compared to the three months ended July 31, 2023 and (ii) the value attributed to the shares of the Company’s Common Stock issued as part of the consideration paid in the Company’s acquisition of Laminar, Inc. on August 18, 2023 also contributed to an increase in equity value determined under the market approach. The Company updated the discount for lack of marketability from 6% used in the July 31, 2023 valuation report to 5% in the August 31, 2023 valuation report. These factors resulted in an increase of the fair value per share of the Company’s Class B common stock as of August 31, 2023 compared to the fair value per share as of July 31, 2023. The fair value of the Company’s Class B common stock was determined to be $28.14 per share as of August 31, 2023.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

February 2, 2024

Page Four

October 31, 2023 Valuation

During the period ended October 31, 2023, the Company continued to make progress for a potential IPO, which included the confidential submission of Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 at the beginning of September 2023. The Company did not make any changes in the valuation methodology used for the valuation of its Class B common stock as of October 31, 2023 and continued to use the combination of market and income approaches. The Company updated the date for the IPO scenario to January 2024 but did not make any changes to the 85% weighting assigned to the IPO scenario used in the August 31, 2023 valuation report. During the period ended October 31, 2023, the transaction prices of secondary sales increased as compared to the period for the August 31, 2023 valuation report. The Company updated the discount for lack of marketability from 5% used in the August 31, 2023 valuation report to 6% in the October 31, 2023 valuation report as a result of the new date used for the IPO scenario. These factors resulted in an increase of the fair value per share of the Company’s Class B common stock as of October 31, 2023 compared to the fair value per share as of August 31, 2023. The fair value of the Company’s Class B common stock was determined to be $28.74 per share as of October 31, 2023.

*    *    *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

February 2, 2024

Page Five

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

Milson Yu, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com